Lance A. Berry
Senior Vice President and
Chief Financial Officer
(901) 867-4607

February 13, 2012

VIA EDGAR

Mr. Kevin L. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Wright Medical Group, Inc.
Form 10-K for the year ended December 31, 2010
Filed February 11, 2011
File No. 0-32883

Dear Mr. Vaughn:

This letter sets forth the responses of Wright Medical Group, Inc. to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) in the letter dated January 30, 2012, from Kevin L. Vaughn to Mr. Robert J. Palmisano, our Chief Executive Officer. We understand that your review and comments are intended to assist us with our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate the willingness of you and David Burton, Staff Accountant, to work with us in this regard. For your convenience, we have restated your comment prior to our response.

Form 10-K for the year ended December 31, 2010
Note 17 – Segment Data, page 82

1.
We note your response to prior comment 4. We further note the reference to your Board of Director’s recent appointment of a new CEO in September 2011. You state that the new CEO has announced his intention to report your results separately based on two divisions focused on the two primary market segments in which you compete. Please address the following:

•If available, provide us with an estimate of the timing of the change in your reporting structure.

•
In light of the stated intention to change the reporting structure, tell us how, if at all, the reporting package currently being provided to your chief operating decision maker differs from that addressed in your response to our prior comment.

We anticipate that we will separately report the Company's financial results based on the two primary market segments in which we compete for the quarter ended June 30, 2012. We may report these results earlier, if possible.

The reporting package that we are currently providing to our chief operating decision maker (CODM) has substantially changed from that provided to our previous CODM. Our current internal reporting package now includes only consolidated financial results (income statement, balance sheet, statement of cash flows, and key balance sheet and cash flow metrics), as well as the following (for ease of review, we have referenced the page in the sample reporting package sent along with our response dated January 17, 2012):

•	Sales by product line and geographical location (pages 8-11 of previous reporting package)

•	Capital spending by function (page 18 of previous reporting package)

We hope that our response satisfactorily addresses your comment. If you have further comments or questions or require any additional information concerning this filing or the matters discussed herein, please contact me at 901-867-4607.

Very truly yours,

/s/ Lance A. Berry
Lance A. Berry
Senior Vice President and
Chief Financial Officer

cc:    Robert J. Palmisano, President and Chief Executive Officer
James A. Lightman, Senior Vice President, General Counsel and Secretary
Thomas L. McAllister, Vice President and Assistant General Counsel
Gregory E. Barnes, KPMG LLP